FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of February 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Third quarter, year ending March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: February 10, 2011	By:	/s/ Shinji Iwai
Shinji Iwai
Senior Managing Director

Consolidated Results of Operations (US GAAP)

Third quarter, year ending March 2011

Nomura Holdings, Inc. February 2011

• This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2011 Nomura Holdings, Inc. All rights reserved.

• Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

• No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

• The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

• This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

• The consolidated financial information in this document is unaudited.

Outline

Presentation

Executive summary (p. 4) Overview of results (p. 5) Breakdown of net revenue (p. 6) Retail (p. 7-8) Asset Management (p. 9-10) Wholesale (p. 11-15) Recent momentum (p. 16) Segment “Other” (p. 17) Non-interest expenses (p. 18) Robust financial position (p. 19)

Financial supplement

Consolidated balance sheet (p. 21)

Value at risk (p. 22)

Consolidated financial highlights (p. 23)

Consolidated income (p. 24)

Main revenue items (p. 25)

Adjustment of consolidated results and segment results: Income (loss) before income taxes (p. 26)

Retail related data (p. 27-31)

Asset Management related data (p. 32-33)

Wholesale related data (p. 34-35)

Number of employees (p. 36)

3

NOMURA

# Executive summary

## Highlights

- Q3 net revenue and income before income taxes both up QoQ, continuing in upward quarterly trend.

  Net revenue of Y295.9bn, up 7% QoQ and 8% YoY
  Income before income taxes of Y27.8bn, up 29% QoQ and 55% YoY
  Net income[1] of Y13.4bn, up 13x QoQ and 31% YoY

- Business segment income before income taxes of Y40.8bn; all three business divisions posted higher net revenue and income before income taxes QoQ .
- Retail: Net revenue of Y97.5bn (+11% QoQ), income before income taxes of Y23.0bn (+1%QoQ).
  - Retail client assets increased to Y72.3trn on new fund inflows from robust sales of stocks and investment trusts.
- Asset Management: Net revenue of Y21.4bn (+11% QoQ), income before income taxes of Y7bn (+34% QoQ).
  - Investment trust business driving new fund inflows and assets under management increased by Y800bn QoQ to Y24.1trn.
- Wholesale: Net revenue of Y172.2bn (+5% QoQ), income before income taxes of Y10.8bn (+41% QoQ).
  - Global Markets client businesses grew in each region despite challenging market conditions. Revenues down only 2% QoQ as contributions from Asia and the Americas increased.
  - Investment Banking revenues jumped 64% QoQ. Large Japanese IPOs and public offerings contributed to revenues, and greater contribution by the international businesses.
- Tier 1 ratio of 17.3% and Tier 1 common ratio of 17.1% as of end of December 2010.

## Net revenue, income before income taxes


(billions of yen)
Net revenue (lhs)
Income before income taxes (rhs)
350.0
300.0
250.0
200.0
150.0
100.0
50.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
259.8
275.6
295.9
6.5
21.6
27.8
FY2010/11
1Q
2Q
3Q

(1) Net income attributable to Nomura Holdings shareholders

4

Overview of results

Third quarter Year-to-date

FY2010/11 QoQ YoY FY2010/11 YoY Q3 (%) (%) Q1-Q3 total (%)

Net revenue Y295.9bn +7% +8% Y831.3bn -5%

Non-interest

Y268.1bn +6% +4% Y775.5bn -3% expenses

Income before

Y27.8bn +29% +55% Y55.8bn -27% income taxes

Net income1 Y13.4bn 13× +31% Y16.8bn -66%

ROE 2 2.6% 1.1%

(1) Net income attributable to Nomura Holdings shareholders. FY2010/11 Q3 effective tax rate of 52%, or 67% on year-to-date basis. (2) Calculated using annualized net income for each period .

Breakdown of net revenue

Third quarter Year-to-date

FY2010/11 QoQ YoY FY2010/11 YoY Q3 ( ) (%) Q1-Q3 total (%)

Retail Y97.5bn +11% -7% Y296.2bn +1% Asset Management Y21.4bn +11% +24% Y58.8bn +12% Wholesale Y172.2bn +5% -18% Y444.2bn -28% Segment total Y291.1bn +8% -12% Y799.2bn -17%

Other1 Y3.1bn -69%—Y46.0bn -

Unrealized gain (loss) on investments in equity securities held for Y1.7bn—- (Y13.9bn) -operating purposes

Net revenue Y295.9bn +7% +8% Y831.3bn -5%

(1)	“Other” includes fair value gain on own debt of Y1.5bn.

Q3 net revenue by region

Non-

Japan 43% Japan 57%

6

NOMURA

# Retail

## Net revenue and income before income taxes

(billions of yen)

| | FY2009/10 | | FY2010/11 | | |
|---|---|---|---|---|---|
| | Q3 | Q4 | Q1 | Q2 | Q3 |
| Net revenue | 104.3 | 95.5 | 111.0 | 87.8 | **97.5** |
| Non-interest expenses | 69.1 | 71.5 | 73.2 | 65.0 | **74.5** |
| Income before income taxes | 35.2 | 24.0 | 37.7 | 22.8 | **23.0** |

## Retail client assets

**Key performance indicator**
(trillions of yen)


71.0
73.5
68.4
68.1
72.3
FY2009/10
FY2010/11
Q3
Q4
Q1
Q2
Q3

## Key points

- Net revenue: Y97.5bn (+11% QoQ, -7% YoY)
- Income before income taxes: Y23bn (+1% QoQ, -35% YoY)

- Fund inflows continued as stock market rise led to recovery in investor sentiment.
- Retail client assets increased to Y72.3trn.
- Client franchise
  - Retail client assets Y72.3 trn
  - Client accounts with balance 4.93m
  - Net asset inflow Y2.1 trn

- Sales of main investment trusts
  - Nomura Global High Yield Bond Fund Y352.7bn
  - Nomura US High Yield Bond Fund Y203.9bn
  - Nomura DB High Dividend Infrastructure Stock Fund Y199bn

- Other sales (Q3 total)
  - IPOs and public offerings Y265.8bn
  - Foreign bond sales Y328.7bn

7

Retail: Consulting based approach

Well balanced mix of sales of key products such as stocks and investment trusts matched to client needs Total sales

(billions of yen)

Stocks Bonds Investment Trusts Others 4,000

3,000 2,000 1,000

0

FY2009/10 FY2010/11

Q3 Q4 Q1 Q2 Q3

Total sales increased 8% QoQ

Stocks

Robust sales of Japanese and international stocks.

Fund inflows from primary issues such as TEPCO public offering and Otsuka Holdings IPO.

Investment trusts

Demand for high yield related products remains strong.

Equity related products growing as we meet client needs on the back of a recovery in the stock market.

Bonds

Assets expanded on sales of Japanese and foreign bonds.

Net increase in Retail client assets

(billions of yen)

2,500

2,122 1,879 2,000 1,500 1,289 1,000 500 458 0 -500 -213

FY2009/10 FY2010/11

Q3 Q4 Q1 Q2 Q3

Net asset inflow: Y2.1trn

Core products contributed to Q3 net asset inflow.

Making steady progress to our target of Y100trn in Retail client assets by March 2013.

Aim to continue increasing client assets by focusing on consulting based approach and delivering a broad range of products and services that meet the needs of our clients.

8

NOMURA

# Asset Management

## Net revenue and income before income taxes

(billions of yen)

| | FY2009/10 | | FY2010/11 | | |
|---|---|---|---|---|---|
| | Q3 | Q4 | Q1 | Q2 | Q3 |
| Net revenue | 17.2 | 18.0 | 18.1 | 19.3 | **21.4** |
| Non-interest expenses | 13.2 | 13.1 | 13.2 | 14.1 | **14.4** |
| Income before income taxes | 4.1 | 4.9 | 4.9 | 5.2 | **7.0** |

## Assets under management

**Key performance indicator**
(trillions of yen)



23.1
23.4
22.2
23.3
24.1
FY2009/10
FY2010/11
Q3
Q4
Q1
Q2
Q3

## Key points

- Net revenue: Y21.4bn (+11% QoQ, +24% YoY)
- Income before income taxes: Y7bn (+34% QoQ, +71% YoY)
- Assets under management increased Y800bn QoQ to Y24.1trn.
- Increase in assets under management and performance-linked fees overseas drove for higher net revenue and income before income taxes QoQ.
- Fund inflows in publicly offered stock funds (excluding ETFs) of Y400bn due primarily to inflows into Nomura Global High Yield Fund and Nomura DB High Dividend Infrastructure Stock Fund.
- Launched Funds-i index fund series for online brokerage channel, opening up new sales channel and developing new investor base.

  *10 funds linked to global stocks, bonds, REITs, etc.

9

Asset Management: Investment trust business driving revenues

Investment trust business remains robust

Share of Japan public investment trust market (Dec 2010)1,2

Nomura Asset Management

21.7 Others,

27.5%

#2, 14.5% #9, 2.9% #8, 2.9% #3, #7, 3.0% #5, 10.0%

6.9% #4, #6, 3.5% 7.0%

Net inflow in public stock investment trusts (excl. ETFs)1

(billions of yen) 800

555

600 438

400 400 200 0 -200 -176 -400 -344 -600

FY2009/10 FY2010/11

Q3 Q4 Q1 Q2 Q3

(1)	Nomura Asset Management only
(2)	Source: Nomura, based on data from the Investment Trust Association, Japan

Expansion of Asia-related businesses

Increasing funds that invest in Asian investment trust business. Added funds that invest in Indonesia, Philippines, and Thailand to Nomura Asia Series (India, Korea, Taiwan, Australia, ASEAN).

Robust demand from overseas investors for Japan and Asia related products in investment advisory business.

Products: Japan Stock Active, Asia Stock Active, Malaysia stocks, others.

Clients: Public/private pension funds (Europe, Asia), financial institutions (Europe), others.

Award

Following three funds awarded Morningstar “Fund of the Year 2010”

Best Awarded Fund

Domestic Stock Fund Division

Strategic Value Open

Balanced Fund Division

Nomura Global Six Assets Diversified Fund (Stability Type)

Excellent Fund

High Dividend Bond Fund Division Emerging Bond Open Course A

NOMURA

# Wholesale

## Net revenue and income (loss) before income taxes

| (billions of yen) | FY2009/10 | | FY2010/11 | | |
|---|---|---|---|---|---|
| | Q3 | Q4 | Q1 | Q2 | Q3 |
| Net revenue | 210.1 | 168.4 | 108.6 | 163.4 | **172.2** |
| Non-interest expenses | 161.6 | 133.2 | 149.8 | 155.8 | **161.4** |
| Income (loss) before income taxes | 48.5 | 35.2 | -41.1 | 7.6 | **10.8** |

## Key points

- Net revenue: Y172.2bn (+5% QoQ, -18% YoY)
- Income before income taxes: Y10.8bn (+41% QoQ, -78% YoY)

- Fixed Income posted resilient results, despite challenging market environment marked by subdued client activity and choppy trading conditions.
- Equities net revenue increased QoQ, driven by large primary deals and derivatives transactions.
- Investment Banking booked stronger revenues QoQ in Japan and internationally, driven by large ECM deals, M&A and leveraged finance deals, and the solutions business.
- Build-out of Americas capabilities continues to trend positively as Fixed Income is now monetizing its investment from the prior year and Equities rounded out its product offerings with launch of cash trading and research in October.

## Market environment

10-year government bond yields[1]



(%)
US
Germany
UK
4
3
2
Apr-10
Jun-10
Aug-10
Oct-10
Dec-10

Share turnover value[2]



(trillions of dollars)
Americas
EMEA
AEJ
Japan
15.4
0.9
3.8
2.8
7.8
15.1
1.0
3.3
2.9
7.9
17.4
1.1
3.2
3.2
9.9
14.6
0.9
3.4
2.5
7.8
16.0
1.0
4.9
2.7
7.4
FY2009/10 3Q
4Q
FY2010/11 1Q
2Q
3Q

Global M&A and ECM volume[3]



Global M&A
M&A Deal Value ($bn)
# Deals (000)
5,000
4,000
3,000
2,000
1,000
0
100
80
60
40
20
0
2006 2007 2008 2009 2010
Global ECM
ECM Deal Value ($bn)
# Deals (000)
1,200
1,000
800
600
400
200
0
10
8
6
4
2
0
2006 2007 2008 2009 2010

(1) Source: Bloomberg
(2) Source: World Federation of Exchanges
(3) Source: Thomson Reuters

11

# Wholesale: Global Markets

## Net revenue and income (loss) before income taxes

(billions of yen)

| | FY2009/10 | | FY2010/11 | | |
|---|---|---|---|---|---|
| | Q3 | Q4 | Q1 | Q2 | Q3 |
| Fixed Income | 70.5 | 55.6 | 41.0 | 77.8 | **71.7** |
| Equities | 90.1 | 76.5 | 46.3 | 55.2 | **61.5** |
| Others | 3.2 | 0.9 | 9.2 | 11.4 | **7.8** |
| Net revenue | 163.9 | 133.0 | 96.4 | 144.4 | **141.0** |
| Non-interest expenses | 130.8 | 103.0 | 122.8 | 123.2 | **127.8** |
| Income (loss) before income taxes | 33.1 | 30.0 | -26.3 | 21.1 | **13.2** |

## Client revenues

**Key performance indicator**

(Indexed, FY2009/10 Q1 = 100)



100
117
123
145
155
144
163
FY2009/10
FY2010/11
Q1
Q2
Q3
Q4
Q1
Q2
Q3

## Key points

- Net revenue: Y141bn (-2% QoQ, -14% YoY)
- Income before income taxes: Y13.2bn (-38% QoQ, -60% YoY)

**Fixed Income**

Robust performance in Q3, maintaining momentum gathered in last quarter.

- Rates business gaining from prudent risk management in a relatively volatile market in particular in EMEA due to elevated sovereign risk.
- Americas posted a strong quarter as business continues to grow rapidly, in particular in Securitized Products and Rates.
- Client franchise strengthened further despite decline in overall client activity in the market; noteworthy gains in cross-border client business.

**Equities**

- Revenues grew due to expansion in client businesses despite slow recovery and low turnover in key markets.
- Cash equities and derivatives driving revenue growth.
    - Client revenue showing steady growth with record quarterly net revenues in Asia ex-Japan. Monetizing on research rankings and broker reviews.
    - Revenues driven by large global public offerings and IPOs as well as increased activity in derivatives.

12

NOMURA

# Global Markets: Regional diversification of revenues

**Increasing overseas revenues while maintaining revenue levels in Japan**

| Progress by region | |
|---|---|
| **EMEA** | ➢ Structured credit and FX driving Fixed Income revenues.<br>➢ Large primary deals (BBVA rights issue) and derivatives transactions (Barclays ABB) driving revenues.<br>➢ Client on-boarding continues and client revenues increased 12% QoQ. |
| **AEJ** | ➢ Fixed Income business platform build out continues, giving access to broader range of revenue opportunities.<br>➢ Large IPOs (Chongqing Rural Commercial Bank) contributed to Equities revenues.<br>➢ Improved position in research rankings and broker reviews, raising profile and expanding client revenues by 49% QoQ. |
| **US** | ➢ Fixed Income posted strongest performance since expansion began on higher client activity.<br>➢ In Equities, US equity research fully launched (Oct 2010) and started generating client flows by linking with sales and trading.<br>➢ Client revenues up 14% QoQ. |
| **Japan** | ➢ Fixed Income raised presence among clients by establishing a marketing structure in line with client needs. Market share of foreign currency products increased.<br>➢ Equities revenues driven by large primary deals (TEPCO and Otsuka Holdings).<br>➢ Expanded offering of fixed income and equity related products for our retail network (bonds linked to Brazilian Real and other emerging market currencies, credit linked bonds, auto callable Nikkei 225 ETF redeemable bonds, etc.) |

**Global Markets revenues by region[1]**

**FY2009/10 full year**


AEJ
Japan
Americas
EMEA

**FY2010/11 Q3**


AEJ
Japan
Americas
EMEA

(1) Excludes Instinet

13

NOMURA

# Wholesale: Investment Banking

## Net revenue and income (loss) before income taxes

(billions of yen)

| | FY2009/10 | | FY2010/11 | | |
|---|---|---|---|---|---|
| | Q3 | Q4 | Q1 | Q2 | Q3 |
| Investment banking (gross)[1] | 81.7 | 43.3 | 29.0 | 39.7 | **61.9** |
| Allocation to other divisions | 37.2 | 15.4 | 13.2 | 18.7 | **25.6** |
| Investment Banking (net) | 44.5 | 27.8 | 15.8 | 21.1 | **36.2** |
| Other | 1.8 | 7.6 | -3.6 | -2.0 | **-5.1** |
| Net revenue | 46.2 | 35.5 | 12.2 | 19.0 | **31.1** |
| Non-interest expenses | 30.8 | 30.2 | 27.0 | 32.5 | **33.5** |
| Income (loss) before income taxes | 15.4 | 5.2 | -14.8 | -13.5 | **-2.4** |

## League tables[2]

**Key performance indicator**

| | 2010 Jan-Dec | 2009 Jan-Dec |
|---|---|---|
| Global ECM | #9 | #9 |
| Global M&A | #12 | #16 |

## Key points

- Gross revenues[1]: Y61.9bn (+56% QoQ, -24% YoY)
- Loss before income taxes: Y2.4bn

- Posted positive net income, excluding private equity related investments in Investment Banking (Other).

- Japan
  - Commanding market share of 37.3% in Japan-related ECM and 44.8% in Japan M&A, maintaining top position in both league tables[2]
  - In DCM, gained top-class market share (19%) in league table through global yen-denominated bonds.
  - Large ECM deals such as TEPCO's public offering and the IPO of Otsuka Holdings contributed significantly to revenues.

- EMEA
  - M&A advisory with leverage finance, such as Permira's acquisition of Findus Italy, generated revenues in the quarter.
  - Derivatives and other solutions business made strong contribution to revenues.
  - In ECM, won mandates for BBVA rights issue and Barclays ABB.

- AEJ
  - Worked on landmark deals in China, a market with a strong revenue opportunities.
    - ✓ Acted as global coordinator on IPO of Chongqing Rural Commercial Bank.
    - ✓ Bookrunner on multiple high yield bond transactions.

- Americas
  - Platform gaining momentum with many first time deals, particularly sponsor-related, solutions-focused, and DCM as well as continued traction in cross-border M&A

(1) Gross revenues in Investment Banking excluding "Other".
(2) Source: Thomson Reuters

14

NOMURA

# Investment Banking: Increasing business in regions with strong revenue opportunities

## Business expansion in China

### Focus on business expansion in China leads to large ECM and high yield transactions

**Q1**

**Carlsberg / Chongqing Brewery**
Financial Advisor to Carlsberg
($349m)

**CIC / PennWest**
Lead Financial Advisor to CIC
($1.2bn)

**Q2**

*Won several awards for China Unicom CB deal

- Equity-Linked Deal of the Year (IFR Asia)
- Best Equity-Linked Deal (FinanceAsia)
- Best Equity-Linked Offering for Asia (Asiamoney)
- Asia-Pacific Structured Equity Issue (IFR-Global)
- Best Equity-Linked Deal (The Asset)

**China Unicom***
Joint Bookrunner
(CB, $1.84bn)

**Agricultural Bank of China**
POWL Lead Coordinator, Co-Lead Manager of Global Offering
(IPO (POWL), $29.6bn)

**Q3**

**Yuzhou Properties**
Joint Bookrunner and Joint Lead Manager
(High Yield Bond, $200m)

**Central China Real Estate**
Joint Bookrunner and Joint Lead Manager
(High Yield Bond, $300m)

**Chongqing Rural Commercial Bank**
Joint Global Coordinator, Joint Bookrunner and Joint Lead Manager
(IPO, $1.7bn)

**ICBC**
Financial Advisor and Co-lead Manager
(Rights Issue, $1.68bn)

**SAIC Motor / General Motors**
Joint Financial Advisor to SAIC
($500m)

DCM / High Yield

ECM

M&A

15

NOMURA

# Recent momentum

## Retail

- Large public offering in January increased client assets and contributed to revenues.
- Continuing to expand client franchise by delivering products and services matched to the needs of retail clients.
  - Strengthening consulting services to attract funds across diverse redemption periods and maturities.

## Asset Management

- Product offering that responds demand for investment in Japanese equities .
  - Nomura Japan Value and Low-Priced Stock Fund 1101 Launched Jan 27, initial size of Y73bn
  - Added Resources Currency Course and Asian Currency Course to Japan Brand Stock Investment Fund (Currency selection type).
- In investment advisory business, receiving increased mandates for managing Japanese stocks, Asian stocks, and global bonds.
- Operating fund business in India through Indian asset management joint venture LIC Nomura Mutual Fund.

## Wholesale

- In Fixed Income, EMEA improving as the market environment in peripheral countries settled down and momentum in the US continued.
- Although the US economy is expected to improve, the equities market remains challenging due to the sluggish pace of the corporate earnings recovery in Japan and concerns of an interest rate hike in China. Despite that, Equities has had strong start to the fourth quarter driven by Japan and EMEA.
- Involved in many high-profile global deals in January

| | | |
|---|---|---|
| ECM | Resona Holdings | Y572bn |
| | JVC Kenwood Holdings | Y14.9bn |
| | Nippon Building Fund | Y29.9bn |
| | Abertis | €626m |
| DCM | Japan Finance Organization for Municipalities | $1bn |
| | Australia and New Zealand Banking Group | Y86.1bn |
| | Credit Agricole | £250m |
| | Rabobank | Y74.3bn |
| M&A | Malayan Banking acquisition of Kim Eng Holdings | $1.4bn |
| | Joint venture between Kirin Holdings and China Resources Enterprise | $400m |

16

NOMURA

# Segment “Other”

## Income (loss) before income taxes



Full year
Quarter
(billions of yen)
40
0
-40
-80
-120
-160
-200
-240
-27.3
17.8
-20.9
-65.4
-211.3
(billions of yen)
-65.9
-40.9
15.6
-9.1
-14.7

- Q3 loss before income taxes of Y14.7bn.
- “Other” includes fair value gain on own debt of Y1.5bn.

| | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Q3 | Q4 | Q1 | Q2 | Q3 |
| Net gain (loss) related to economic hedging transactions | -64.1 | -30.0 | 11.4 | 28.0 | 3.3 | -13.3 | 2.7 | 5.2 | -6.0 | **5.2** |
| Realized gain on investments in equity securities held for operating purposes | 8.4 | 18.1 | 1.5 | -2.4 | -3.4 | 0.1 | -3.0 | 0.3 | -0.7 | **0.4** |
| Equity in earnings of affiliates | 27.8 | 53.2 | 4.7 | -0.7 | 7.8 | 1.9 | 1.6 | 0.4 | 2.0 | **1.4** |
| Corporate items | -7.4 | -11.1 | -13.4 | -70.5 | -83.3 | -10.7 | -28.1 | -2.5 | 5.5 | **-15.7** |
| Others* | 8.0 | -12.4 | -25.1 | -19.8 | -135.7 | -43.8 | -14.1 | 12.2 | -9.8 | **-6.0** |
| Income (Loss) before income taxes | -27.3 | 17.8 | -20.9 | -65.4 | -211.3 | -65.9 | -40.9 | 15.6 | -9.1 | **-14.7** |

* Businesses not included in the three business divisions (Nomura Trust & Banking, etc.) are included in others.

Note: 1 The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Note 2: Net income (loss) is net income (loss) before subtracting net income attributable to non-controlling interest. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

Note 3: Net gain (loss) on trading related to economic hedging transactions was reclassified as “Net gain (loss) related to economic hedging transactions” from the fourth quarter of the fiscal year ended March 2010 and includes net gain (loss) related to economic hedging transactions not included in net gain (loss) on trading. In addition, net gain (loss) on trading from the change in own credit of certain structured notes issued, which was previously classified as “Net gain (loss) on trading related to economic hedging transactions”, has been included in “Others”. The reclassifications of previously reported amounts have been made to conform to the current year presentation.

17

Full year Quarter

(billions of yen) (billions of yen)

Non-interest expenses

[Graphic Appears Here]

1,092.9 1,045.6

1,000

300

852.2 268.1

Other

256.6 253.4 254.0 772.6 249.3

800

Business development expenses 693.6

Occupancy and related 600 200 depreciation

Information processing and communications 400

Commissions and floor brokerage 100

200 Compensation and benefits

0 0

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ Q3 Q4 Q1 Q2 Q3

Compensation and benefits 325.4 345.9 366.8 491.6 526.2 126.2 115.3 122.1 126.7 143.1 13.0% Commissions and floor brokerage 32.9 50.8 90.2 73.7 86.1 22.9 21.5 23.7 21.4 24.0 12.4% Information processing and

89.6 110.0 135.0 155.0 175.6 43.9 47.6 44.3 46.7 44.2 -5.3% communications Occupancy and related depreciation 55.0 61.3 64.8 78.5 87.8 21.3 21.9 22.5 23.1 20.5 -11.2% Business development expenses 32.8 38.1 38.1 31.6 27.3 6.5 8.2 7.2 6.8 7.4 9.6% Other 157.8 166.5 157.2 262.6 142.5 35.7 34.9 33.7 29.4 28.8 -2.2% Total 693.6 772.6 852.2 1,092.9 1,045.6 256.6 249.3 253.4 254.0 268.1 5.5%

Q3 non-interest expenses of Y268.1bn (+6% QoQ).

Compensation and benefits were up 13% QoQ due to revenue expansion and increased headcount in US.

Information processing and communications declined by 5% QoQ due to prioritizing IT projects, cost cutting efforts, and seasonal factors.

Commissions and floor brokerage increased by 12%QoQ due to business growth in Fixed Income and Equities in US and Asia.

Occupancy and related depreciation declined due to office relocations and consolidation.

Robust financial position

Capital ratio History of leverage ratios

Financial Indicators Gross leverage and net leverage

Total assets: Y33.3trn

Shareholders’ equity Y2.1trn

Gross leverage 16.2x Net leverage 10.0x

Level 3 assets (net)1 Y0.8trn

Liquidity Y5.6trn

(billions of yen) (Preliminary) 30 Sep 31 Dec Tier 1 1,942 1,963 Tier 2 497 652 Tier 3 291 267 Total capital 2,674 2,826

RWA 11,737 11,328

Tier 1 ratio 16.5% 17.3% Tier 1 common ratio2 16.4% 17.1% Total capital ratio 22.7% 24.9%

Gross leverage ratio Net leverage ratio

18.0

16.0 16.2

14.0

12.0

10.0 10.0

8.0

6.0

FY2010.3 FY2011.3

3Q 4Q 1Q 2Q 3Q

Level 3 assets 1

Level 3 assets and net level 3 assets / Tier 1 capital

(billions of yen) Level 3 assets

2,000 Net Level 3 Assets 100% Net Level 3 Assets / Tier 1 Capital 1,500

55%

44% 46% 44% 43%

1,000 50%

500

0 0%

FY2010.3 4Q FY2011.3 2Q 3Q (1) Preliminary (before review). Level 3 assets (net) is net basis after netting off derivative assets and liabilities. 3Q 1Q

(2) Tier 1 common ratio is defined as Tier 1 capital minus hybrid capital and minority interest divided by risk-weighted assets.

Financial Supplement

Consolidated balance sheet

Consolidated balance sheet

Mar. 31, Dec. 31, Increase 2010 2010 (Decrease)

Assets

Cash and cash deposits 1,352 1,662 310 Loans and receivables 2,072 1,992 (80) Collateralized agreements 12,467 12,748 281

Trading assets and

14,700 15,053 353 private equity investments1

Other assets 1,639 1,846 207

Total assets 32,230 33,301 1,070

1. Including securities pledged as collateral.

(billions of yen)

Mar. 31, Dec. 31, Increase 2010 2010 (Decrease)

Liabilities

Short-term borrow ings 1,302 1,003 (299) Payables and deposits 1,528 1,651 122 Collateralized financing 11,216 11,923 706 Trading liabilities 8,357 8,128 (229) Other liabilities 495 466 (28) Long-term borrow ings 7,199 8,052 853

Total liabilities 30,097 31,223 1,125

Equity

Total Nomura shareholders’ equity 2,127 2,061 (65)

Noncontrolling interest 6 17 11

Total liabilities and shareholders’ equity 32,230 33,301 1,070

Value at risk

Definition From April 1 to December 31, 2010 (billions of yen)

99% confidence level (2.33 standard dev.) Maximum: 13.6

1-day time horizon for outstanding portfolio Minimum: 7.4

Inter-product price fluctuations considered Average: 9.9

Mar. 31, Mar. 31, Mar. 31, Mar. 31, Mar. 31, Jun. 30, Sep. 30, Dec. 31, (billions of yen) 2006 2007 2008 2009 2010 2010 2010 2010

Equity 6.0 4.7 4.2 3.8 2.6 2.0 2.2 2.1 Interest rate 3.3 3.7 4.7 6.7 4.4 4.2 4.6 4.4 Foreign exchange 1.4 1.4 8.0 8.7 10.5 7.6 6.7 5.1 Sub-total 10.7 9.8 16.9 19.2 17.5 13.8 13.4 11.5 Diversification benefit -3.7 -3.6 -6.8 -7.5 -5.0 -4.4 -4.0 -4.1 VaR 7.0 6.2 10.1 11.7 12.6 9.4 9.4 7.5

NOMURA

# Consolidated financial highlights

## Full year


(billions of yen)
Net income (loss)
ROE (%)
400
200
0
-200
-400
-600
-800
20%
10%
0%
15.5%
304.3
8.3%
175.8
-67.8
-708.2
67.8
3.7%

## Quarter


(billions of yen)
25
20
15
10
5
0
5%
4%
3%
2%
1%
0%
3.6%
10.2
18.4
3.7%
2.3
0.4%
1.1
0.3%
13.4
1.1%

| | Full year | | | | | Quarter | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | |
| | | | | | | 3Q | 4Q | 1Q | 2Q | 3Q |
| Net revenue | 1,145.7 | 1,091.1 | 787.3 | 312.6 | 1,150.8 | 274.5 | 277.9 | 259.8 | 275.6 | **295.9** |
| Income (loss) before income taxes | 452.0 | 318.5 | -64.9 | -780.3 | 105.2 | 18.0 | 28.6 | 6.5 | 21.6 | **27.8** |
| Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders | 304.3 | 175.8 | -67.8 | -708.2 | 67.8 | 10.2 | 18.4 | 2.3 | 1.1 | **13.4** |
| Total Nomura shareholders' equity | 2,063.3 | 2,185.9 | 1,988.1 | 1,539.4 | 2,126.9 | 2,109.8 | 2,126.9 | 2,101.8 | 2,051.6 | **2,061.5** |
| ROE (%)[1] | 15.5% | 8.3% | - | - | 3.7% | 3.6% | 3.7% | 0.4% | 0.3% | **1.1%** |
| Basic-Net income (loss) attributable to NHI shareholders per share(yen) | 159.02 | 92.25 | -35.55 | -364.69 | 21.68 | 2.91 | 5.02 | 0.63 | 0.29 | **3.72** |
| Shareholders' equity per share (yen) | 1,083.19 | 1,146.23 | 1,042.60 | 590.99 | 579.70 | 575.16 | 579.70 | 572.10 | 569.97 | **572.57** |

1 Quarterly ROE is calculated using annualized year-to-date net income.

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

23

# Consolidated income

| (billions of yen) | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 3Q | 4Q | 1Q | 2Q | 3Q |
| Revenue | | | | | | | | | | |
| Commissions | 356.3 | 337.5 | 404.7 | 306.8 | 395.1 | 101.0 | 96.6 | 118.1 | 83.5 | **100.0** |
| Fees from investment banking | 108.8 | 99.3 | 85.1 | 55.0 | 121.3 | 44.5 | 31.4 | 20.4 | 24.9 | **34.0** |
| Asset management and portfolio service fees | 102.7 | 146.0 | 189.7 | 140.2 | 132.2 | 34.2 | 33.7 | 34.9 | 33.7 | **37.1** |
| Net gain on trading | 304.2 | 290.0 | 61.7 | -128.3 | 417.4 | 66.5 | 81.3 | 60.0 | 103.0 | **104.9** |
| Gain (loss) on private equity investments | 12.3 | 47.6 | 76.5 | -54.8 | 11.9 | 2.3 | 9.7 | -0.9 | -1.0 | **-2.4** |
| Interest and dividends | 693.8 | 981.3 | 796.5 | 331.4 | 235.3 | 67.4 | 55.9 | 75.8 | 70.0 | **106.9** |
| Gain (loss) on investments in equity securities | 67.7 | -20.1 | -48.7 | -25.5 | 6.0 | -3.8 | 2.4 | -10.3 | -5.7 | **2.1** |
| Private equity entities product sales | 88.2 | 100.1 | - | - | - | - | - | - | - | **-** |
| Other | 58.8 | 67.4 | 28.2 | 39.9 | 37.5 | 9.4 | 5.2 | 16.3 | 12.0 | **3.4** |
| Total revenue | 1,792.8 | 2,049.1 | 1,593.7 | 664.5 | 1,356.8 | 321.6 | 316.1 | 314.0 | 320.4 | **386.0** |
| Interest expense | 647.2 | 958.0 | 806.5 | 351.9 | 205.9 | 47.1 | 38.2 | 54.2 | 44.8 | **90.2** |
| Net revenue | 1,145.7 | 1,091.1 | 787.3 | 312.6 | 1,150.8 | 274.5 | 277.9 | 259.8 | 275.6 | **295.9** |
| Non-interest expenses | 693.7 | 772.6 | 852.2 | 1,092.9 | 1,045.6 | 256.6 | 249.3 | 253.4 | 254.0 | **268.1** |
| Income (loss) from continuing operations before income taxes | 452.0 | 318.5 | -64.9 | -780.3 | 105.2 | 18.0 | 28.6 | 6.5 | 21.6 | **27.8** |
| Income from discontinued operations before income taxes | 99.4 | - | - | - | - | - | - | - | - | **-** |
| Income (loss) before income taxes | 551.4 | 318.5 | -64.9 | -780.3 | 105.2 | 18.0 | 28.6 | 6.5 | 21.6 | **27.8** |
| Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from continuing operations | 256.6 | 175.8 | -67.8 | -708.2 | 67.8 | 10.2 | 18.4 | 2.3 | 1.1 | **13.4** |
| Net income (loss) attributable to Nomura Holdings, Inc. ("NHI") shareholders from discontinued operations | 47.7 | - | - | - | - | - | - | - | - | **-** |
| Net income (loss) | 304.3 | 175.8 | -67.8 | -708.2 | 67.8 | 10.2 | 18.4 | 2.3 | 1.1 | **13.4** |

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

24

Main revenue items

FY2010.3 FY2011.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 (billions of yen) 3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions (retail) 153.6 98.3 75.1 50.8 55.3 12.3 12.5 13.7 8.7 12.7

Stock brokerage commissions (other) 79.5 73.2 166.6 144.7 140.3 33.7 33.0 40.3 30.7 35.9 Commissions Other brokerage commissions 14.3 6.8 9.3 7.9 8.0 2.6 2.6 2.2 1.8 2.3 Commissions for distribution of investment trusts 85.1 120.5 121.2 75.9 165.9 43.6 41.5 55.7 36.1 39.8 Other 23.8 38.6 32.4 27.5 25.5 8.8 7.0 6.2 6.2 9.5 Total 356.3 337.5 404.7 306.8 395.1 101.1 96.6 118.1 83.5 100.0

Equity underwriting and distribution 57.3 56.6 32.1 13.2 74.9 30.4 19.6 8.1 10.1 21.8 Fees from Bond underwriting and distribution 21.2 15.3 13.4 11.9 16.6 6.5 3.5 6.0 8.7 4.8 Investment M&A / financial advisory fees 30.3 26.7 37.8 26.7 29.2 7.6 8.2 6.2 5.7 6.8 Banking

Other 0.1 0.7 1.8 3.1 0.5 0.1 0.1 0.1 0.4 0.6 Total 108.8 99.3 85.1 55.0 121.3 44.5 31.4 20.4 24.9 34.0

Asset Asset management fees 68.5 106.3 150.3 104.1 97.6 25.5 24.1 25.1 25.1 27.8 Management Administration fees 20.6 24.0 21.7 21.3 19.4 4.8 5.4 5.7 5.4 5.0 and portfolio Custodial fees 13.6 15.7 17.7 14.7 15.3 4.0 4.1 4.0 3.2 4.3 service fees

Total 102.7 146.0 189.7 140.2 132.2 34.2 33.7 34.9 33.7 37.1

# Adjustment of consolidated results and segment results: Income (loss) before income taxes

| (billions of yen) | | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | 3Q | 4Q | 1Q | 2Q | 3Q |
| Retail | | 197.2 | 160.9 | 122.3 | 18.2 | 113.4 | 35.2 | 24.0 | 37.7 | 22.8 | **23.0** |
| Asset Management | | 23.8 | 39.4 | 34.0 | 7.4 | 18.6 | 4.1 | 4.9 | 4.9 | 5.2 | **7.0** |
| Wholesale | | 264.7 | 156.0 | -150.1 | -717.3 | 175.2 | 48.5 | 35.2 | -41.1 | 7.6 | **10.8** |
| Three Business segments total | | 485.7 | 356.3 | 6.2 | -691.7 | 307.1 | 87.8 | 64.1 | 1.5 | 35.6 | **40.8** |
| Other | | -33.1 | 21.0 | -20.9 | -65.4 | -211.3 | -65.9 | -40.9 | 15.6 | -9.1 | **-14.7** |
| Segments total | | 452.6 | 377.3 | -14.7 | -757.1 | 95.8 | 21.8 | 23.2 | 17.1 | 26.6 | **26.1** |
| Unrealized gain (loss) on investments in equity securities held for operating purposes | | 59.3 | -38.2 | -50.2 | -23.1 | 9.4 | -3.9 | 5.4 | -10.6 | -5.0 | **1.7** |
| Effect of consolidation/deconsolidation of certain private equity investee companies | | -59.9 | -21.5 | - | - | - | - | - | - | - | **-** |
| US GAAP | Income (loss) from continuing operations before income taxes | 452.0 | 318.5 | -64.9 | -780.3 | 105.2 | 18.0 | 28.6 | 6.5 | 21.6 | **27.8** |
| | Income from discontinued operations before income taxes | 99.4 | - | - | - | - | - | - | - | - | **-** |
| | Total | **551.4** | **318.5** | **-64.9** | **-780.3** | **105.2** | **18.0** | **28.6** | **6.5** | **21.6** | **27.8** |

Note:
1. Gain (loss) on investments in equity securities, our share of equity in the earnings (losses) of affiliates, impairment losses on long-lived assets, corporate items and other financial adjustments are included as "Other" operating results outside business segments in our segment information.
2. Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.
3. In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.
4. The defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

26

# Retail related data (1)

| (billions of yen) | FY2006.3 | FY2007.3 | FY2008.3 | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | 3Q | 4Q | 1Q | 2Q | 3Q | | |
| Commissions | 269.4 | 251.4 | 225.9 | 151.0 | 238.9 | 62.3 | 61.0 | 75.6 | 50.2 | **60.2** | **20.0%** | **-3.3%** |
| Sales credit | 109.0 | 96.8 | 94.2 | 71.4 | 63.8 | 13.3 | 15.0 | 12.8 | 13.8 | **13.0** | **-5.5%** | **-2.1%** |
| Fees from investment banking | 26.4 | 24.0 | 14.9 | 13.4 | 33.6 | 15.1 | 6.1 | 9.4 | 11.2 | **11.0** | **-2.0%** | **-27.2%** |
| Investment trust administration fees and other | 34.4 | 47.5 | 59.7 | 50.9 | 47.3 | 12.1 | 12.3 | 12.1 | 11.8 | **12.2** | **2.8%** | **0.4%** |
| Net interest revenue | 7.4 | 20.4 | 7.3 | 5.2 | 4.7 | 1.5 | 1.1 | 1.0 | 0.7 | **1.1** | **48.7%** | **-26.9%** |
| Net revenue | 446.5 | 440.1 | 402.0 | 291.9 | 388.3 | 104.3 | 95.5 | 111.0 | 87.8 | **97.5** | **11.1%** | **-6.5%** |
| Non-interest expenses | 249.3 | 279.3 | 279.7 | 273.6 | 274.9 | 69.1 | 71.5 | 73.2 | 65.0 | **74.5** | **14.6%** | **7.8%** |
| Income before income taxes | 197.2 | 160.9 | 122.3 | 18.2 | 113.4 | 35.2 | 24.0 | 37.7 | 22.8 | **23.0** | **1.0%** | **-34.6%** |
| | | | | | | | | | | | | |
| Domestic distribution volume of investment trusts[1] | | | 9,846.9 | 6,825.1 | 9,713.2 | 2,438.2 | 2,501.0 | 2,797.9 | 2,103.8 | **2,258.8** | **7.4%** | **-7.4%** |
| Bond investment trusts | | | 3,681.8 | 2,731.6 | 2,380.1 | 544.8 | 618.1 | 697.2 | 575.6 | **650.1** | **13.0%** | **19.3%** |
| Stock investment trusts | | | 4,816.1 | 2,969.3 | 6,165.7 | 1,602.7 | 1,542.6 | 1,729.1 | 1,207.4 | **1,327.4** | **9.9%** | **-17.2%** |
| Foreign investment trusts | | | 1,349.0 | 1,124.2 | 1,167.4 | 290.7 | 340.4 | 371.6 | 320.8 | **281.3** | **-12.3%** | **-3.2%** |
| Other | | | | | | | | | | | | |
| Accumulated value of annuity insurance policies | 683.3 | 990.4 | 1,205.3 | 1,413.3 | 1,609.2 | 1,542.5 | 1,609.2 | 1,633.3 | 1,652.0 | **1,675.2** | **1.4%** | **8.6%** |
| Sales of JGBs for individual investors (transaction base) | 747.8 | 615.2 | 292.3 | 109.6 | 22.2 | 4.7 | 2.5 | 4.9 | 1.4 | **10.7** | **657.4%** | **129.0%** |
| Retail foreign currency bond sales | 1,119.2 | 677.1 | 954.0 | 867.4 | 1,080.3 | 215.3 | 323.9 | 411.0 | 437.6 | **328.7** | **-24.9%** | **52.6%** |

**1. Nomura Securities.**

27

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts1

Full year Quarter

Stock brokerage commissions

Commissions for distribution of investment trusts

(billions of yen)

180 150 120 90 60 30 0

(billions of yen)

70 60 50 40 30 20 10 0

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY

3Q 4Q 1Q 2Q 3Q

Stock brokerage commissions 153.6 98.3 75.1 50.8 55.3 12.3 12.5 13.7 8.7 12.7 46.0% 3.4%

Commissions for distribution of investment trusts1 95.9 124.7 124.5 79.8 168.8 44.7 42.8 56.7 37.0 40.7 10.1% -8.9%

1. Nomura Securities

Retail related data (3)

Retail client assets

Full year Quarter

Other

Overseas mutual funds Bond investment trusts Stock investment trusts Domestic bonds Foreign currency bonds Equities

(trillions of yen)

100

85.2

80.5 72.3

80 72.2 73.5 68.4

68.1

60 59.3

40 20 0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 31, 2010

Equities 49.3 48.5 37.2 28.6 39.2 35.1 34.4 37.8 Foreign currency bonds1 3.6 3.3 2.7 5.5 5.6 5.3 5.6 5.5 Domestic bonds2 13.1 16.4 16.5 13.0 13.4 13.4 13.1 13.2 Stock investment trusts 5.3 7.4 7.3 5.0 7.3 7.0 7.5 7.9 Bond investment trusts 4.5 4.7 4.4 4.0 4.0 3.9 3.9 4.1 Overseas mutual funds 2.3 2.0 1.7 1.4 1.6 1.5 1.5 1.5 Other3 2.3 2.9 2.5 1.9 2.2 2.2 2.2 2.2 Total 80.5 85.2 72.2 59.3 73.5 68.4 68.1 72.3

1. Euroyen bonds have been moved from domestic bonds to foreign currency bonds from the third quarter of the fiscal year ended March 31, 2009. 2. Includes CBs and warrants.

3. Includes annuity insurance.

Retail related data (4)

Retail client assets: Net asset inflow1

Full year Quarter

(billions of yen) (billions of yen)

8,000 6,000

5,000

5,975

6,000 4,000

4,868 5,279 4,581 4,928

3,000 4,000

1,879 2,122

2,000

1,289

1,000 2,000 458

0

-213

0 -1,000

FY2010.3 FY2011.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

3Q 4Q 1Q 2Q 3Q

1. Retail client assets exclude portion from regional financial institutions. Note: Net asset inflow = asset inflow – asset outflow.

Retail related data (5)

Number of accounts / IT share1

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 30, 2010

(thousands)

Accounts with balance 3,780 3,953 4,165 4,467 4,883 4,894 4,923 4,930 Equity holding accounts 1,745 1,853 2,027 2,347 2,572 2,697 2,722 2,695 Nomura Home Trade (online trading accounts) 1,969 2,243 2,765 3,095 3,189 3,235 3,277 3,296

Full year Quarter

FY2010.3 FY2011.3 FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3

3Q 4Q 1Q 2Q 3Q

New individual accounts (thousands 343 417 580 608 336 74 126 93 84 81 IT share1 No. of orders 55% 55% 57% 59% 58% 56% 55% 57% 52% 43% Transaction value 27% 27% 29% 29% 29% 26% 28% 30% 26% 19%

1. IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

FY2010.3 FY2011.3

FY2006.3 FY2007.3 FY2008.3 FY2009.3 FY2010.3 QoQ YoY (billions of yen) 3Q 4Q 1Q 2Q 3Q

Net revenue 64.1 88.1 88.7 59.8 70.4 17.2 18.0 18.1 19.3 21.4 10.8% 24.1% Non-interest expenses 40.3 48.7 54.8 52.4 51.8 13.2 13.1 13.2 14.1 14.4 2.3% 9.4% Income before income taxes 23.8 39.4 34.0 7.4 18.6 4.1 4.9 4.9 5.2 7.0 33.8% 71.2%

Note: In January 2006, certain functions of Other business were integrated into Asset Management. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

The defined contribution pension plan business in Asset Management was integrated to other business in the second quarter of the fiscal year ended March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Total assets under management

Full year Quarter

(trillions of yen)

35

30

27.0

25.8

24.1

25 23.4 23.3

23.1 22.2

20.2 20

15 10 5

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 31, 2010

Note: Total assets under management of Nomura Asset Management, Nomura Corporate Research and Asset Management, Nomura Funds Research and Technologies, Nomura Asset Management Deutschland KAG, and Nomura Funds Research and Technologies America, Private Equity Funds Research and Investments. Adjusted for asset overlap amongst group companies. Data until March 31, 2006, include Nomura BlackRock Asset Management. Nomura Funds Research and Technologies America data as of end of November 2010.

NOMURA

# Asset Management related data (2)

## Nomura Asset Management assets under management[1]


Full year
Quarter
(trillions of yen)
30
25
20
15
10
5
0
21.0
25.9
24.3
19.0
22.0
21.2
23.1
24.6
Overseas investment advisory
Domestic investment advisory
Privately placed investment trusts
Public bond investment trusts
Public stock investment trusts

| | Mar. 31, 2006 | Mar. 31, 2007 | Mar. 31, 2008 | Mar. 31, 2009 | Mar. 31, 2010 | Jun. 30, 2010 | Sep. 30, 2010 | Dec. 31, 2010 |
|---|---|---|---|---|---|---|---|---|
| Investment trusts | 14.0 | 18.8 | 17.2 | 13.0 | 14.7 | 13.9 | 14.8 | **15.5** |
| Public stock investment trusts | 6.9 | 10.8 | 9.8 | 6.5 | 8.1 | 7.7 | 8.7 | **9.0** |
| Public bond investment trusts | 5.6 | 5.8 | 5.3 | 4.8 | 4.8 | 4.6 | 4.6 | **4.9** |
| Privately placed investment trusts | 1.5 | 2.2 | 2.0 | 1.6 | 1.7 | 1.6 | 1.6 | **1.7** |
| Investment advisory | 7.0 | 7.1 | 7.1 | 6.0 | 7.3 | 7.4 | 8.2 | **9.1** |
| Domestic investment advisory | 4.0 | 3.7 | 4.6 | 4.3 | 4.7 | 4.4 | 4.5 | **4.5** |
| Overseas investment advisory | 3.0 | 3.4 | 2.4 | 1.7 | 2.6 | 2.9 | 3.7 | **4.6** |
| **Total** | **21.0** | **25.9** | **24.3** | **19.0** | **22.0** | **21.2** | **23.1** | **24.6** |

## Domestic public investment trust market and Nomura Asset Management market share

| (trillions of yen) | Mar. 31, 2006 | Mar. 31, 2007 | Mar. 31, 2008 | Mar. 31, 2009 | Mar. 31, 2010 | Jun. 30, 2010 | Sep. 30, 2010 | Dec. 31, 2010 |
|---|---|---|---|---|---|---|---|---|
| Domestic public stock investment trusts | | | | | | | | |
| Market | 45.0 | 59.4 | 57.7 | 40.4 | 52.6 | 48.6 | 51.8 | **52.5** |
| Nomura's share (%) | 15% | 18% | 17% | 16% | 15% | 16% | 17% | **17%** |
| Domestic public bond investment trusts | | | | | | | | |
| Market | 13.5 | 13.2 | 12.0 | 11.1 | 11.1 | 10.8 | 10.7 | **11.3** |
| Nomura's share (%) | 42% | 44% | 44% | 43% | 43% | 43% | 42% | **43%** |

Source: Investment Trusts Association, Japan

## Nomura Asset Management net asset inflow

| (trillions of yen) | Full year | | | | | Quarter | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | FY 2006.3 | FY 2007.3 | FY 2008.3 | FY 2009.3 | FY 2010.3 | FY2010.3 | | FY2011.3 | | |
| | | | | | | 3Q | 4Q | 1Q | 2Q | 3Q |
| Public stock investment trusts | 1.0 | 3.8 | 2.0 | 0.0 | -0.2 | -0.5 | -0.1 | 0.5 | 0.8 | **0.1** |
| Exclude ETF | 1.4 | 3.7 | 1.8 | -0.4 | 0.0 | -0.3 | -0.2 | 0.6 | 0.4 | **0.4** |
| Public bond investment trusts | 0.0 | 0.2 | -0.5 | -0.5 | -0.0 | -0.1 | -0.0 | -0.2 | -0.0 | **0.3** |
| Privately placed investment trusts | 0.5 | 0.7 | 0.2 | 0.1 | -0.2 | 0.0 | -0.1 | 0.0 | -0.0 | **0.1** |
| Net asset inflow | 1.5 | 4.6 | 1.7 | -0.4 | -0.4 | -0.6 | -0.2 | 0.3 | 0.7 | **0.5** |

1. Based on reporting standards for The Investment Trusts Association, Japan, and the Japan Securities Investment Advisers Association.

33

NOMURA

# Wholesale related data (1)

## Wholesale

| (billions of yen) | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|
| | | | 3Q | 4Q | 1Q | 2Q | 3Q | | |
| Global Markets | -157.3 | 658.4 | 163.9 | 133.0 | 96.4 | 144.4 | **141.0** | **-2.3%** | **-13.9%** |
| Investment Banking | -6.4 | 131.1 | 46.2 | 35.5 | 12.2 | 19.0 | **31.1** | **63.5%** | **-32.7%** |
| Net revenue | -163.6 | 789.5 | 210.1 | 168.4 | 108.6 | 163.4 | **172.2** | **5.4%** | **-18.0%** |
| Non-interest expenses | 553.7 | 614.3 | 161.6 | 133.2 | 149.8 | 155.8 | **161.4** | **3.6%** | **-0.1%** |
| Income (Loss) before income taxes | -717.3 | 175.2 | 48.5 | 35.2 | -41.1 | 7.6 | **10.8** | **41.1%** | **-77.8%** |

## Global Markets

| (billions of yen) | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|
| | | | 3Q | 4Q | 1Q | 2Q | 3Q | | |
| Fixed Income | -217.2 | 308.0 | 70.5 | 55.6 | 41.0 | 77.8 | **71.7** | **-7.8%** | **1.7%** |
| Equities | 98.9 | 352.8 | 90.1 | 76.5 | 46.3 | 55.2 | **61.5** | **11.5%** | **-31.7%** |
| Other | -38.9 | -2.4 | 3.2 | 0.9 | 9.2 | 11.4 | **7.8** | **-31.7%** | **139.6%** |
| Net revenue | -157.3 | 658.4 | 163.9 | 133.0 | 96.4 | 144.4 | **141.0** | **-2.3%** | **-13.9%** |
| Non-interest expenses | 417.4 | 486.4 | 130.8 | 103.0 | 122.8 | 123.2 | **127.8** | **3.7%** | **-2.2%** |
| Income (Loss) before income taxes | -574.6 | 172.0 | 33.1 | 30.0 | -26.3 | 21.1 | **13.2** | **-37.5%** | **-60.1%** |

## Investment Banking

| (billions of yen) | FY2009.3 | FY2010.3 | FY2010.3 | | FY2011.3 | | | QoQ | YoY |
|---|---|---|---|---|---|---|---|---|---|
| | | | 3Q | 4Q | 1Q | 2Q | 3Q | | |
| Investment Banking(Gross) | 87.6 | 196.1 | 81.7 | 43.3 | 29.0 | **39.7** | **61.9** | **55.8%** | **-24.2%** |
| Allocation to other divisions | 24.1 | 77.2 | 37.2 | 15.4 | 13.2 | **18.7** | **25.6** | **37.5%** | **-31.1%** |
| Investment Banking(Net) | 63.5 | 118.9 | 44.5 | 27.8 | 15.8 | **21.1** | **36.2** | **72.1%** | **-18.5%** |
| Other | -69.9 | 12.2 | 1.8 | 7.6 | -3.6 | **-2.0** | **-5.1** | **-** | **-** |
| Net revenue | -6.4 | 131.1 | 46.2 | 35.5 | 12.2 | **19.0** | **31.1** | **63.5%** | **-32.7%** |
| Non-interest expenses | 136.3 | 127.9 | 30.8 | 30.2 | 27.0 | **32.5** | **33.5** | **3.1%** | **8.8%** |
| Income (Loss) before income taxes | -142.7 | 3.2 | 15.4 | 5.2 | -14.8 | **-13.5** | **-2.4** | **-** | **-** |

34

Wholesale related data (2)

Private equity related investments Full year Quarter

(billions of yen)

600 543.4

500

439.1

Terra Firma 381.4

400 366.3 370.0

347.1 356.1 337.7

Asia

300 254.9

250.9

231.2 235.5 243.6

Europe (excluding 210.9 230.6 Terra Firma) 200 Japan

98.7

100

0

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar. 31, 2010 Jun. 30, 2010 Sep. 30, 2010 Dec. 31, 2010

Japan 59.9 195.5 169.5 191.7 186.9 186.0 195.7 195.5 Europe (excluding Terra Firma) 38.8 35.7 41.4 60.0 60.4 46.5 45.0 32.3 Asia—— 3.2 3.6 3.0 2.9 2.8 Sub Total 98.7 231.2 210.9 254.9 250.9 235.5 243.6 230.6

Terra Firma 340.4 312.2 170.5 111.4 119.2 111.7 112.5 107.2 Total 439.1 543.4 381.4 366.3 370.0 347.1 356.1 337.7

Note: Amount of exposure in Japan is total of Nomura Principal Finance (NPF), Nomura Financial Partners (NFP), Nomura Research & Advisory (NR&A) and others. Amount of exposure in Europe (excluding Terra Firma) is total of Private Equity Group (PEG), Nomura Phase4 Ventures (NPV) and others.

Number of employees

Mar. 31, 2006 Mar. 31, 2007 Mar. 31, 2008 Mar. 31, 2009 Mar.31,2010 Jun.30,2010 Sep.30,2010 Dec.31,2010

Japan (excluding FA)1 9,618 10,667 11,561 12,929 12,857 13,370 13,259 13,021

Japan (FA)2 1,948 2,174 2,377 2,391 2,196 2,184 2,142 2,113

Europe 1,515 1,791 1,956 4,294 4,369 4,499 4,471 4,427

Americas 1,073 1,322 1,063 1,079 1,781 1,941 2,186 2,275

Asia-Pacific3 778 900 1,070 4,933 5,171 5,399 5,371 5,379

Total 14,932 16,854 18,026 25,626 26,374 27,393 27,429 27,215

1. Excludes employees of private equity investee companies. 2. Figures up to March 2008 include savings advisors. 3. Includes Powai office in India.

Note: Headcount figures have been reclassified to include certain contract employees since September 2007. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Nomura Holdings, Inc.

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